Exhibit 12

Ratio of Earnings to Fixed Charges

(In Thousands)

	Three Months Ended
	March 31,		Year Ended December 31,
	2007	2006	2006		2005	2004	2003		2002
Ratio of Earnings to Fixed Charges
Fixed Charges :
Interest on debt and capitalized leases	$32,175	$4,206	$51,728		$19,487	$22,088	$35,824		$46,944
Amortization of debt discount and expense	1,295	291	2,087		1,397	2,579	3,098		3,417
Interest element of rentals(a)	2,940	1,963	8,646		7,623	6,369	6,171		6,798
Total Fixed Charges	$36,410	$6,460	$62,461		$28,507	$31,036	$45,093		$57,159

Earnings :
Consolidated net (loss) income	$(34,571)	$33,681	$48,539		$95,503	$105,892	$12,495		$31,195
Addback:
Loss from discontinued operations, net of tax (d)	8,061	—	3,263		—	—	—		—
Consolidated (benefit from) provision for income taxes	(10,711)	20,757	31,497		46,855	60,868	5,245		17,546
Amortization of capitalized interest	361	359	1,449		1,414	1,329	1,309		1,293
Interest capitalized	(1,381)	(148)	(2,167)		(357)	(889)	(726)		(622)
Fixed charges less interest capitalized	36,410	6,460	62,461		28,507	31,036	45,093		57,159
Total Earnings	$(1,831)	$61,109	$145,042	(c)	$171,922	$198,236	$63,416	(b)	$106,571

Ratio of Earnings to Fixed Charges	— (e)	9.5	2.3		6.0	6.4	1.4		1.9

Rent/Lease Expense	8,908	5,948	26,200		23,100	19,300	18,700		20,600

(a)          We estimated our interest factor for rentals to be 33.3 percent of our actual rental costs.

(b)         2003 earnings excluded addback for costs related to the early retirement of debt totaling $13.8 million.

(c)          2006 earnings excluded addbacks for costs related to loss on foreign exchange forward purchase contracts totaling $20.8 million, costs related to the early retirement of debt and write off of bridge financing fees totaling $5.3 million.

(d)         Net of tax of $2,228 for the three months ended March 31, 2007 and $1,841 for the year ended December 31, 2006.

(e)          For the quarter ended March 31, 2007, our earnings were insufficient to cover fixed charges by $38.2 million.